Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.212.237.0100

April 24, 2017

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Fiesta Restaurant Group, Inc.
Preliminary Proxy Statement filed on Schedule 14A PREC14A filing made on April 13, 2017 by Fiesta Restaurant Group, Inc. File No. 001-35373

Dear Mr. Panos:

On behalf of our client, Fiesta Restaurant Group, Inc. (the “Company”, “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2017, with respect to Preliminary Proxy Statement on Schedule 14A, File NO. 001-35373 filed with the Commission on April 13, 2017 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Proxy Statement.

Costs of Solicitation, page 9

1.	Please advise us, with a view toward revised disclosure, whether or not all of the information required by Item 4(b) has been provided. At present, the disclosures appear to have been narrowly limited to only the costs associated with the retention of a proxy solicitor. Refer to Instruction 1 of Item 4 of Schedule 14A.

Response:

We acknowledge the Staff’s comment and confirm that the aggregate amount of expenses disclosed on page 9 of the Preliminary Proxy Statement will contain the total amount estimated to be spent and the total expenditures spent to date in furtherance of, and in connection with, the Company’s solicitation as required by Item 4(b), including, as applicable, the costs incidental to the Company’s solicitation as enumerated in Instruction 1 of Item 4 of Schedule 14A. We confirm that the dollar amount for such costs will be provided in the definitive version of the proxy statement.

Securities and Exchange Commission April 24, 2017 Page 2

 Proposal 1: Election of Directors, page 14

2.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response:

We acknowledge the Staff’s comment and confirm that none of the participants have been the subject of criminal convictions within the last ten years, as supported by the signed certifications attached hereto as Exhibit A.

  Proposal No. 2 – Advisory Vote, to Approve Executive Compensation, page 38

3.	Disclose the current frequency of shareholder advisory votes on executive compensation. See Item 24 of Schedule 14A.

Response:

We acknowledge the Staff’s comment and have revised proposal no. 2 in the Amended Preliminary Proxy Statement accordingly.

Incorporation by Reference, page 63

4.	The first page of the proxy statement suggests that the Annual Report on Form 10-K will be mailed together with the proxy statement. Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given the conflicting disclosure here that states mailing of the Form 10-K is conditioned upon the receipt of a written request.

Response:

We acknowledge the Staff’s comment and confirm that (i) as required by Rule 14a-3(b), the Company will mail its Annual Report on Form 10-K together with the definitive version of the proxy statement to shareholders as of a record date to be specified in the definitive version of the proxy statement and (ii) that such mailing is not conditioned upon the receipt of a written request for the Company’s Annual Report on Form 10-K. Accordingly, we have revised pages 63 and 64 of the Amended Preliminary Proxy Statement to remove the conflicting disclosure referenced in the Staff’s comment.

Form of Proxy

5.	By placing the number “6” ahead of the statement regarding the intended use of discretionary authority, the presentation of such matters could give the unintended impression that security holder authorization is first being sought. Please revise to remove this potential implication notwithstanding the apparent intentional omission of the voting boxes contemplated by Rule 14a-4(b)(1). In addition, please conform the intended use of discretionary authority outlined in “6” to the standard enunciated in Rule 14a-4(c)(1).

Response:

 We acknowledge the Staff’s comment and have revised the form of proxy in the Amended Preliminary Proxy Statement accordingly.

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Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai H. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

cc:   Joseph A. Zirkman

Sr. V.P., General Counsel & Secretary

Fiesta Restaurant Group, Inc.

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EXHIBIT A

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Fiesta Restaurant Group, Inc.

April 21, 2017

The undersigned, a participant pursuant to Item 5(b) of Schedule 14A of the proxy statement filed on Schedule 14A by Fiesta Restaurant Group, Inc., certifies that during the past ten years, he or she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Name: Danny Meisenheimer

{41529082;1}

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